r
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                ______________________

                                    SCHEDULE 13D/A
                                    (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                            (Amendment No. 2)*

                           Hudson Hotels Corporation
                                (Name of Issuer)

                          Common Stock, par value $0.001
                          (Title of Class of Securities)

                                    443794102
                                  (CUSIP Number)

                               Stephanie B. Mudick
                              Deputy General Counsel
                               Travelers Group Inc.
                               388 Greenwich Street
                             New York, New York 10013
                                  (212) 816-8000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 28, 1997
             (Date of event which requires filing of this statement)
                              ______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                            (Continued on following pages)
________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  443794102              13D                 Page 2 of 19 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    SB Motel Corp., 13-3742249
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)   [   ]
                                                           (b)   [   ]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                               OO


-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                    [X]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware


-------------------------------------------------------------------------------
              7    SOLE VOTING POWER                  0
NUMBER OF     -----------------------------------------------------------------

SHARES        8    SHARED VOTING POWER           388,657
BENEFICIALLY
OWNED BY      -----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER             0
REPORTING     -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER     388,657

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON   388,657

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*     [   ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                CO

-------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  443794102              13D                 Page 3 of 19 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Salomon Brothers Holding Company Inc, 13-3082695

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)   [   ]
                                                                (b)   [   ]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                               OO


-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)                                                     [X]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

-------------------------------------------------------------------------------
              7    SOLE VOTING POWER                  0
NUMBER OF     -----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER           388,657
BENEFICIALLY
OWNED BY      -----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER             0
REPORTING     -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER      388,657

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON   388,657

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*     [   ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                CO

-------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  443794102              13D                 Page 4 of 19 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Salomon Smith Barney Holdings Inc., 22-1660266

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)   [   ]
                                                           (b)   [   ]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                               OO


-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                    [X]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

-------------------------------------------------------------------------------
              7    SOLE VOTING POWER         0
NUMBER OF     -----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER       407,557
BENEFICIALLY
OWNED BY      -----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER           0
REPORTING     -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER     407,557

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON   407,557

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*     [   ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.9%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                CO

-------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  443794102              13D                 Page 5 of 19 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Travelers Group Inc., 52-1568099

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)   [   ]
                                                           (b)   [   ]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                               OO


-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                               [X]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

-------------------------------------------------------------------------------
              7    SOLE VOTING POWER                  0
NUMBER OF     -----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER           407,557
BENEFICIALLY
OWNED BY      -----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER             0
REPORTING     -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER      407,557

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON   407,557

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*     [   ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.9%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                HC

-------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  443794102              13D                 Page 6 of 19 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    John P. Buza

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)   [   ]
                                                           (b)   [   ]

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                               OO


-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                               [   ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION              USA

-------------------------------------------------------------------------------
              7    SOLE VOTING POWER                  0
NUMBER OF     -----------------------------------------------------------------
SHARES        8    SHARED VOTING POWER           18,000
BENEFICIALLY
OWNED BY      -----------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER             0
REPORTING     -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER      18,000

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON   18,000

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*     [   ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.3%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*          IN

-------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT

    Travelers Group Inc., certain of its subsidiaries and John P. Buza hereby amend the Statement on Schedule 13D of Salomon Brothers Holding Company Inc and Mr. Buza relating to the Common Stock, $0.001 par value (the "Common Stock"), of Hudson Hotels Corporation, a New York corporation (the "Issuer"), dated November 27, 1996 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D, dated February 7, 1997 ("Amendment No. 1"). All references herein to the Amended Schedule 13D shall be to the Schedule 13D as amended by Amendment No. 1. All terms defined in the Amended Schedule 13D have the same meanings in this Amendment No. 2.

Item 2. Identity and Background.

    (a), (b), (c) and (f)    This item as set forth in the Amended Schedule 13D
is deleted and the following is inserted in its place:

    "This Statement on Schedule 13D is being filed by SB Motel Corp., a
Delaware corporation ("SBMC"), Salomon Brothers Holding Company Inc, a Delaware corporation ("SBHC"), Salomon Smith Barney Holdings Inc. (formerly Salomon Inc), a Delaware corporation ("SSB Holdings"), Travelers Group Inc., a Delaware corporation ("TRV"), and John P. Buza, a director of the Issuer. All of the Common Stock reported herein, other than the Common Stock underlying the Options described in Item 4 and the Common Stock held in accounts managed by subsidiaries of SSB Holdings, is directly beneficially owned by SBMC. As described in Item 4, beneficial ownership of the Common Stock reported herein was originally acquired jointly by twelve wholly owned subsidiaries of SBMC (collectively, the "SBMC Subsidiaries"), each of which is a corporation organized under the laws of the State of Delaware. SBMC is a wholly owned subsidiary of SBHC, which is a wholly owned subsidiary of SSB Holdings. SSB Holdings is a wholly owned subsidiary of TRV. The principal executive offices of SBMC, SBHC, SSB Holdings and TRV are located, and the principal business of each are conducted, at 388 Greenwich Street, New York, New York 10013.

    The principal business of SBMC is the ownership of all the outstanding shares of common stock of each of the SBMC Subsidiaries and the ownership of other subsidiaries that own hotel properties. The principal business of SBHC is the ownership of all the outstanding shares of common stock of Salomon Brothers Inc, a registered broker-dealer ("SBI"). The principal business of SSB Holdings is the ownership of subsidiaries in the investment and asset management services and commodities businesses, including SBI, Smith Barney Inc. (a registered broker-dealer), SBHC and Phibro Inc. (which is engaged in commodities trading). TRV is a diversified financial services company engaged, through its subsidiaries, in investment and asset management services, consumer finance services and life and property-casualty insurance services.

    The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of TRV and SBMC are set forth in Annexes A and B hereto, respectively, which are incorporated herein by reference.

                              Page 7 of 19 Pages

    All of the Options described in Item 4 are directly beneficially owned by John P. Buza, who is a director of the Issuer and a Vice President of SBMC. Mr. Buza's principal occupation, business address and citizenship are set forth in Annex B hereto."

    (d) and (e)    The second to last paragraph of this item as set forth in
the Amended Schedule 13D is deleted and the following is inserted in its place:

    "On July 17, 1996, the Department of Justice filed a civil complaint in the Southern District of New York alleging that SBI, Smith Barney Inc. and 22 other broker/dealers, as well as unnamed co-conspirators, violated section 1 of the Sherman Act in conjunction with the trading of Nasdaq securities. A proposed settlement with all 24 defendants was filed concurrently. The proposed settlement did not contain any admission of liability; it also did not include any fine, penalty or injunction. Under the proposed settlement, the defendants agreed, among other things, to institute specified antitrust compliance procedures on their over-the-counter desks, with the court retaining jurisdiction for enforcement of the settlement agreement, including punishment by contempt. In April 1997, the U.S. District Court for the Southern District of New York approved the settlement. In May 1997, the plaintiffs in a related civil class action challenged certain provisions of the settlement.

    Except as set forth or incorporated by reference herein, during the last five years, none of TRV, SSB Holdings, SBHC, SBMC or, to the best knowledge of TRV, any of the persons listed in Annexes A or B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any material judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 4. Purpose of Transaction.

    The following is inserted after the final paragraph of the item as set forth in the Amended Schedule 13D:

    "Pursuant to an agreement and plan of merger, dated as of September 24, 1997, among TRV, Diamonds Acquisition Corp. ("DAC") and Salomon Inc, on November 28, 1997, DAC merged with and into Salomon Inc. Following the merger, Salomon Inc and Smith Barney Holdings Inc., a wholly owned subsidiary of TRV, merged with Salomon Inc as the surviving corporation in the merger and Salomon Inc changed its name to Salomon Smith Barney Holdings Inc. As a result of the mergers, TRV beneficially owns, directly or indirectly, all outstanding shares of SBMC, SBHC and SSB Holdings and accordingly, TRV may be deemed to be the ultimate beneficial owner of all the shares of Common Stock reported in this Amendment No. 2."

                              Page 8 of 19 Pages

Item 5. Interest in Securities of the Issuer.

    (a) and (b)    This item as set forth in the Amended Schedule 13D is
deleted and the following is inserted in its place:

    "By reason of their relationship, TRV, SSB Holdings and SBHC may be deemed to share voting and dispositive power with respect to shares of Common Stock directly beneficially owned by SBMC. Similarly, TRV and SSB Holdings may be deemed to have an indirect beneficial interest in the shares of Common Stock held by accounts managed by subsidiaries of SSB Holdings.

    In addition, through the grant by the Issuer to Mr. Buza of the Options on January 27, 1997, Mr. Buza has the right to purchase 18,000 shares of Common Stock and will receive the right to purchase additional shares in the future, as more fully described in Item 4. As of November 28, 1997, 18,000 shares of Common Stock represented 0.3% of Common Stock (based on 5,171,162 shares of Common Stock outstanding, which is the sum of the 5,153,162 shares of Common Stock outstanding as of October 16, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and the 18,000 shares that might be issued upon the exercise of the Options).

    SBMC and, because of their relationship to SBMC, each of SBHC, SSB Holdings and TRV, may be deemed to have an indirect beneficial ownership interest in the Options. As of November 28, 1997, SBMC and SBHC may be deemed to beneficially own the 18,000 shares of Common Stock that may be acquired upon the exercise of the Options, which, together with the 370,657 shares owned as of November 28, 1997, represent 388,657 shares of Common Stock or 7.5% of the outstanding shares of Common Stock (based on 5,171,162 shares of Common Stock outstanding, which is the sum of the 5,153,162 shares of Common Stock outstanding as of October 16, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and the 18,000 shares that might be issued upon the exercise of the Options). As of November 28, 1997, SSB Holdings and TRV may be deemed to beneficially own the 18,000 shares of Common Stock that may be acquired upon the exercise of the Options, which, together with the 370,657 shares owned by SBMC as of November 28, 1997 and the 18,900 shares held in accounts managed by subsidiaries of SSB Holdings, represent 407,557 shares of Common Stock or 7.9% of the outstanding shares of Common Stock (based on 5,171,162 shares of Common Stock outstanding, which is the sum of the 5,153,162 shares of Common Stock outstanding as of October 16, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and the 18,000 shares that might be issued upon the exercise of the Options).

    Except as set forth or incorporated by reference herein, none of TRV, SSB Holdings, SBHC, SBMC, Mr. Buza or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto beneficially owned any Common Stock on November 28, 1997."

    (c) This item as set forth in the Amended Schedule 13D is deleted and the following is inserted in its place:

                              Page 9 of 19 Pages

    "Except as set forth or incorporated by reference herein, none of TRV, SSB Holdings, SBHC, SBMC, Mr. Buza or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto made any purchases or sales of Common Stock from September 29, 1997 through November 28, 1997."


Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

    This item as set forth in the Amended Schedule 13D is deleted and the following is inserted in its place:

    "Other than (i) the provisions of the Amended Agreement described in Item 4 and (ii) the Issuer's grant to Mr. Buza of the Options, as described in Items 4 and 5, none of TRV, SSB Holdings, SBHC, SBMC, Mr. Buza or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer."

Item 7. Material To Be Filed As Exhibits.

    The following is inserted after Exhibit 5 of this item as set forth in the Amended Schedule 13D:

              "Exhibit 6. Agreement among SBMC, SBHC, SSB Holdings, TRV
                          and John P. Buza as to joint filing of Schedule 13D."

                             Page 10 of 19 Pages

                                       ANNEXES

A.     Executive Officers and Directors of Travelers Group Inc.

B.     Executive Officers and Directors of SB Motel Corp.


                             Page 11 of 19 Pages

                                      SIGNATURE
    After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 1997
                                  SB MOTEL CORP.

                                  By:  /s/ John P. Buza
                                            Name: John P. Buza
                                            Title: Vice President

                                  SALOMON BROTHERS
                                  HOLDING COMPANY INC


                                  By:  /s/ Stephanie B. Mudick
                                            Name: Stephanie B. Mudick
                                            Title: Assistant Secretary

                                  SALOMON SMITH BARNEY
                                  HOLDINGS INC.


                                  By:  /s/ Howard M. Darmstadter
                                            Name: Howard M. Darmstadter
                                            Title: Assistant Secretary

                                  TRAVELERS GROUP INC.

                                  By:  /s/ Stephanie B. Mudick
                                            Name: Stephanie B. Mudick
                                            Title: Assistant Secretary

                                  /s/ John P. Buza
                                         John P. Buza

                             Page 12 of 19 Pages

                                                                   December 1997
                                       ANNEX A

                         EXECUTIVE OFFICERS AND DIRECTORS OF
                                 TRAVELERS GROUP INC.

Name, Title and Citizenship       Principal Occupation and Business Address

C. Michael Armstrong              Chairman & Chief Executive Officer
Director (USA)                    AT&T Corp.
                                  295 North Maple Avenue
                                  Basking Ridge, New Jersey 07920

Judith Arron                      Executive Director
Director (USA)                    Carnegie Hall Corporation
                                  8811 Seventh Avenue
                                  New York, New York   10019

Kenneth J. Bialkin                Partner
Director (USA)                    Skadden, Arps, Slate, Meagher & Flom LLP
                                  919 Third Avenue
                                  New York, New York  10022

Edward H. Budd                    Retired Chairman
Director (USA)                    Travelers Insurance Companies
                                  One Tower Square
                                  Hartford, Connecticut  06183

Joseph A. Califano, Jr.           Chairman & Chief Executive Officer
Director (USA)                    The Center on Addiction & Substance Abuse
                                  at Columbia University
                                  152 West 57th Street
                                  New York, New York  10019

Douglas D. Danforth               Executive Associates
Director (USA)                    One  PPG Place
                                  Suite 2210
                                  Pittsburgh, Pennsylvania  15222

James Dimon                       President & Chief Operating Officer
Director & Executive Officer      Travelers Group Inc.
(USA)                             388 Greenwich Street
                                  New York, New York  10013

                             Page 13 of 19 Pages

Leslie B. Disharoon               Former Chairman, President & Chief Executive
Director (USA)                    Officer
                                  Monumental Corporation
                                  2 Chittenden Lane
                                  Owings Mills, Maryland   21117

The Honorable Gerald R. Ford      Former President of the United States
Director (USA)                    Post Office Box 927
                                  Rancho Mirage, California  92270

Thomas W. Jones                   Vice Chairman
Director & Executive Officer      Travelers Group Inc.
(USA)                             388 Greenwich Street
                                  New York, New York  10013

Ann Dibble Jordan                 Consultant
Director (USA)                    Former Director of Social Services,
                                  University of Chicago Medical Center
                                  4610 Kenmore Drive, NW
                                  Washington, DC  20007

Robert I. Lipp                    Vice Chairman
Director & Executive Officer      Travelers Group Inc.
(USA)                             388 Greenwich Street
                                  New York, New York  10013

Michael T. Masin                  Vice Chairman & President - International
Director (USA)                    GTE Corporation
                                  One Stamford Forum
                                  Stamford, Connecticut  06904

Deryck C. Maughan                 Vice Chairman
Director (Great Britain)          Travelers Group Inc.
                                  388 Greenwich Street
                                  York, New York  10013

Dudley C. Mecum                   Managing Director
Director (USA)                    Capricorn Management
                                  30 East Elm Street
                                  Greenwich, Connecticut  06830

                             Page 14 of 19 Pages

Andrall E. Pearson                Chairman & Chief Executive Officer
Director (USA)                    Tricon Global Restaurants, Inc.
                                  660 Steamboat Road
                                  Greenwich, Connecticut 06830

Frank J. Tasco                    Retired Chairman
Director (USA)                    Marsh & McLennan Companies, Inc.
                                  1166 Avenue of the Americas
                                  New York, New York  10036

Linda J. Wachner                  Chairman, President & Chief Executive Officer
Director (USA)                    Warnaco Group Inc.
                                  90 Park Avenue
                                  New York, New York  10016

Sanford I. Weill                  Chairman & Chief Executive Officer
Director & Executive Officer      Travelers Group Inc.
(USA)                             388 Greenwich Street
                                  New York, New York  10013

Joseph R. Wright, Jr.             Chairman & Chief Executive Officer
Director (USA)                    AMTEC, Inc.
                                  599 Lexington Avenue
                                  New York, New York 10022-6030

Arthur Zankel                     Co-Managing Partner
Director (USA)                    First Manhattan Company
                                  437 Madison Avenue
                                  New York, New York  10022

Steven D. Black                   Vice Chairman & Chief Operating Officer
Executive Officer (USA)           Smith Barney Inc.
                                  388 Greenwich Street
                                  New York, New York  10013

Michael A. Carpenter              Executive Vice President
Executive Officer (USA)           Travelers Group Inc.
                                  One Tower Square
                                  Hartford, Connecticut  06183

Charles J. Clarke                 Chairman & Chief Executive Officer -
Executive Officer (USA)           Commercial Lines
                                  Travelers Property Casualty Corp.
                                  One Tower Square
                                  Hartford, Connecticut  06183

                             Page 15 of 19 Pages

Donald R. Cooper                  Chairman
Executive Officer (USA)           Resource Deployment Inc.
                                  307 West 7th Street
                                  Fort Worth, Texas  76102

Peter M. Dawkins                  Chairman & Chief Executive Officer
Executive Officer (USA)           Travelers Group Diversified Distribution
                                  Services, Inc.
                                  388 Greenwich Street
                                  New York, New York   10013

Irwin Ettinger                    Executive Vice President
Executive Officer (USA)           Travelers Group Inc.
                                  388 Greenwich Street
                                  New York, New York  10013

Jay S. Fishman                    Senior Vice President
Executive Officer (USA)           Travelers Group Inc.
                                  388 Greenwich Street
                                  New York, New York  10013

Jeffrey B. Lane                   Vice Chairman
Executive Officer (USA)           Travelers Group Inc.
                                  388 Greenwich Street
                                  New York, New York  10013

Jon C. Madonna                    Vice Chairman
Executive Officer (USA)           Travelers Group Inc.
                                  388 Greenwich Street
                                  New York, New York  10013

Marjorie Magner                   President & Chief Operating Officer
Executive Officer (USA)           Commercial Credit Company
                                  300 St. Paul Place
                                  Baltimore, Maryland 21202


Heidi G. Miller                   Senior Vice President & Chief Financial
Executive Officer (USA)           Officer
                                  Travelers Group Inc.
                                  388 Greenwich Street
                                  New York, New York  10013

                             Page 16 of 19 Pages

Joseph J. Plumeri II              Vice Chairman
Executive Officer (USA)           Travelers Group Inc.
                                  388 Greenwich Street
                                  New York, New York  10013


Charles O. Prince, III            Executive Vice President, General Counsel &
Executive Officer (USA)           Secretary
                                  Travelers Group Inc.
                                  388 Greenwich
                                  New York, New York  10013

Marc P. Weill                     Senior Vice President
Executive Officer (USA)           Travelers Group Inc.
                                  388 Greenwich Street
                                  New York, New York  10013

Robert B. Willumstad              Chairman & Chief Executive Officer
Executive Officer (USA)           Commercial Credit Company
                                  300 St. Paul Place
                                  Baltimore, Maryland 21202

                             Page 17 of 19 Pages

                                                                   December 1997
                                       ANNEX B

                         EXECUTIVE OFFICERS AND DIRECTORS OF
                                    SB MOTEL CORP.

Name, Title and Citizenship      Principal Occupation and Business Address

John P. Buza                      Director
Vice President (USA)              Salomon Brothers Inc
                                  388 Greenwich Street
                                  New York, New York 10013

David C. Fisher                   Managing Director
Treasurer (USA)                   Salomon Brothers Inc
                                  8800 Hidden River Parkway
                                  Tampa, Florida 33637

Matthew Levitan                   Managing Director
Secretary and Director (USA)      Salomon Brothers Inc
                                  388 Greenwich Street
                                  New York, New York 10013

Deryck C. Maughan                 Vice Chairman
President and Director (Great     Travelers Group Inc.
Britain)                          388 Greenwich Street
                                  New York, New York 10013

Saul M. Rosen                     Managing Director
Assistant Treasurer (USA)         Salomon Brothers Inc
                                  388 Greenwich Street
                                  New York, New York 10013

Zachary Snow                      Managing Director
Director (USA)                    Salomon Brothers Inc
                                  388 Greenwich Street
                                  New York, New York 10013

Jaime H. Taicher                  Vice President
Assistant Secretary (USA)         Salomon Brothers Inc
                                  388 Greenwich Street
                                  New York, New York 10013

                             Page 18 of 19 Pages